Filed BY: MAPICS, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act

Subject Company: Frontstep, Inc.
Commission File No.: 0-19024

On November 25, 2002, MAPICS, Inc., provided its employees, affiliates and customers with information regarding the proposed merger of Frontstep, Inc. with a wholly-owned subsidiary of MAPICS. By web conference, MAPICS provided its employees with certain information regarding the transaction. A copy of the presentation to the employees is being filed as Appendix A to this filing. MAPICS also distributed to its employees a summary of frequently asked questions and answers about the proposed merger. A copy of this FAQ is being filed as Appendix B to this filing.

MAPICS also sent to its sales affiliates a letter enclosing the previously available press release about the proposed merger. A copy of this letter is being filed as Appendix C to this filing.

Finally, each of MAPICS and Frontstep made available on their websites audio messages about the transaction. A transcript of the message on MAPICS’ website from Richard C. Cook, President and CEO of MAPICS, is being filed as Appendix D to this filing. A transcript of the message available on Frontstep’s website, made jointly by Mr. Cook and Stephen A. Sasser, President and CEO of Frontstep, is being filed as Appendix E to this filing.

Each of the employee presentation, the FAQ, the letter to affiliates, and the transcriptions of the audio messages are incorporated herein by reference.

Additional Information and Where to Find It

The proposed transaction with Frontstep, Inc. described herein will be submitted to MAPICS’ and Frontstep’s shareholders for their consideration, and MAPICS will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by MAPICS and Frontstep to solicit their respective shareholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Shareholders of MAPICS and Frontstep are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about MAPICS and Frontstep, at the SEC’s Internet site (http://www.sec.gov).

Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Martin D. Avallone, MAPICS, Inc., 1000 Windward Parkway, Suite 100, Atlanta, Georgia 30005 (678-319-8000).

Interests of Certain Persons in the Merger

MAPICS and Frontstep and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MAPICS and Frontstep in connection with the merger. Information regarding those participants is included in the proxy statements for MAPICS’ and Frontstep’s most recent annual shareholders’ meetings, which are available at the SEC’s website. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

Forward Looking Statements

Statements in this press release or otherwise attributable to the Company regarding the Company’s business which are not historical facts, including those regarding benefits associated with the contemplated transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “will,” “committed,” “plans,” “leverage,” “potential,” “sustain,” “strategy,” “investing,” “expect,” “anticipate,” “believes” and similar expressions as well as statements regarding the expected amount of special charges and anticipated accretion are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Future events and actual results, financial or otherwise, could differ materially from those contained herein. Important factors that could cause the actual results to differ materially from the Company’s expectations include the ability of the parties to consummate the transaction, including obtaining acceptable financing and other approvals necessary, the ability of the parties to successfully manage and establish relationships with third parties, the ability of the parties to successfully and profitably integrate products and operations, competition in the market for business software in the manufacturing industry, as well as other factors set forth from time to time in the Company’s reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to revise or publicly update such forward-looking statements whether as result of new information or otherwise.

Appendix A

Appendix B

CONFIDENTIAL

DO NOT DISTRIBUTE

INTERNAL INFORMATION ONLY

MAPICS & Frontstep Communication
Employee FAQ

MAPICS & Frontstep Communication — Employee FAQ

TO:  All MAPICS and Frontstep Employees:

These are exciting times! MAPICS and Frontstep have announced their intent to combine the two companies. MAPICS’s acquisition of Frontstep results in a combined strong and stable company that is able to provide great value to customers, and drive significant market share. In addition to the opportunities this creates for the companies, we expect that employees will have many questions about their opportunities going forward.

Although we have signed a definitive agreement, and the two companies’ boards of directors have approved the transaction, there is still a 90-day period before it will be finalized. During this time, we will make many decisions — the outcomes of which are not all known at this time.

This document is intended to answer as many operations and personnel-related questions as possible at this early stage. Both companies realize that there are certainly more questions to answer than can be included in this document. However, because MAPICS and Frontstep are still separate entities, many of those answers cannot be determined or discussed until after we are one combined company. In the interim, every effort will be made to answer your questions in a timely manner.

Although some answers are not known, the one answer that applies to many of your questions is: for now, business as usual. Until the companies combine, we must continue to be successful as separate entities and follow the same plans and procedures we are each accustomed to.

What we know is provided in this document. What we don’t know are answers such as our combined solutions plan, the exact locations of all our combined offices, the complete organizational structure, or the details of our combined Human Resources and benefits plan. We ask that you be patient and remain flexible as we work together to combine the companies. We are working hard to make the decisions that will result in answers, and will communicate additional information to you as appropriate.

We have a tremendous opportunity in front of us. Our proposed combined company will be the leader in our market, and better able to succeed than either of the companies individually. But we must all focus on our individual goals at hand in order to make that opportunity a reality.

Dick Cook	Steve Sasser

President and CEO, MAPICS, Inc.	President and CEO, Frontstep

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MAPICS & Frontstep Communication — Employee FAQ

GENERAL

1.	What is being announced?

•
MAPICS will acquire Frontstep to become the leading global provider of software and services exclusively for manufacturers. The transaction will create the largest provider of extended ERP, CRM and SCM applications that is committed exclusively to solving the unique challenges of discrete and batch process manufacturers.

2.	When will the event be finalized?

•	The transaction is expected to be completed in the first calendar quarter 2003, subject to shareholder and regulatory approval.

3.	What is the objective of the acquisition?

•	The objective is to enable the combined company to grow faster and take advantage of the following:

•	Operational and financial synergies

•	Strength of combined solutions

•	Balanced sales channel strategy

•
The combined company will have significantly greater visibility in the marketplace by virtue of its size in terms of annual revenue, number of resources, number of customers, global reach and market capitalization.

4.	What happens between the announcement and its completion?

•
Business as usual. During the period between announcement and completion, both companies will continue to sell and market their products to their existing customers and prospects, as independent companies. The two companies will be working on the details of how the combined company will be organized, what it will market, and how it will sell.

5.	How will the acquisition be financially structured?

•	MAPICS will issue MAPICS stock to Frontstep shareholders. Details of the acquisition may be found in the press release and other public filings.

6.	How will the activities be driven?

•
There will be an Integration Team comprised of executives from both companies that are working on the activities. In addition, individuals from both companies are brought in from time to time on a project basis. This team will update the two companies regularly, but if you have questions, please direct them to your line manager.

SYNERGIES

7.	What are the key business synergies?

•	The combined company creates operational synergies including:

•	Economies of scale across functions

•	Shared best practices

•	The combined company creates synergies that provide for a stronger future with customers and prospects:

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MAPICS & Frontstep Communication — Employee FAQ

•
Strengthened market position — the combined company would have annual revenues of over $200 million. The transaction will create the largest provider of extended ERP, CRM and SCM applications that is committed exclusively to solving the unique challenges of discrete and batch process manufacturers.

•	Enhanced financial strength and stability

•	Broader solution offerings on major technology platforms, including IBM, Microsoft, and Oracle.

•	Singular market focus on manufacturing

•	Increased customer base

•	Improved cross-selling opportunities with existing customers

CORPORATE

8.	What will be the name of the combined company?

•
The combined company name will be MAPICS, Inc. The combined company name will leverage the brand awareness and longevity of the MAPICS company name. The Frontstep company name will not carry forward post acquisition.

9.	Tell me about Frontstep:

•	Headquartered: Columbus, Ohio, USA

•	Employees: approx. 535

•	Annual revenues: $93M (FY ‘02 ended June 30, 2002)

•	Products: Extended ERP (SyteLine); CRM; supply chain management

•	Target market: discrete, to-order and hybrid manufacturers; key verticals: industrial equipment, fabricated metals, electrical equipment and electronics, furniture and fixtures

•	Customers: 1800 customers with 4400 sites in 40 countries

•	Sales model: worldwide; predominantly direct with a partner network

•	NASDAQ/NM: FSTP

•	Website: www.frontstep.com

10.	Tell me about MAPICS:

•	Headquartered: Alpharetta, Georgia, USA (just north of Atlanta, GA)

•	Employees: approx. 460

•	Annual revenues: $128M (FY ‘02 ended September 30, 2002)

•	Products: ERP (ERP for iSeries, aka XA, and ERP for Extended Systems, aka Pointman), supply chain management, collaborative commerce, and maintenance and calibration management

•
Target market: discrete and batch process manufacturers; key verticals: heavy duty transport, industrial equipment, fabless semiconductors, fabricated metals, measuring and controlling devices, electronics and automotive

•	Customers: 3000 customers with 6000 sites in 70 countries

•	Sales model: worldwide; predominantly indirect channel with direct strategic accounts

•	NASDAQ/NM: MAPX

•	Website: www.mapics.com

11.	Where will the corporate headquarters be?

•	The corporate headquarters will be in Alpharetta, Georgia, just north of Atlanta. This will not be the new company’s only facility, by any means, but it will be the headquarters.

12.	Who will be the combined company’s senior executives?

•	Dick Cook will continue as President and CEO of MAPICS, Inc. Other key assignments will be announced as the acquisition is completed.

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MAPICS & Frontstep Communication — Employee FAQ

SOLUTIONS

13.	What is the plan for the two companies’ product lines?

•
The Integration Team will be working on the combined solution strategy and the details of deploying that strategy (i.e. platform, architecture, offerings, and development centers). In the short term, there will be no change in positioning for either of the solution set offerings from Frontstep or MAPICS.

•	The combined company will lead the market and offer a choice to its customers by having solutions on the leading technology platforms: IBM, Microsoft .NET, and Oracle.

14.	What will happen with Frontstep’s SyteLine 7 extended ERP that was launched in July?

•	MAPICS is excited about leveraging the investment Frontstep has made in delivering SyteLine 7 on Microsoft .NET.

•	Frontstep’s SyteLine 7 extended ERP product will continue to be developed, sold, and supported as a key component in the combined product strategy.

15.	What will happen with MAPICS’s solutions like ERP for iSeries (aka XA) and ERP for Extended Systems (aka Pointman)?

•	Again, business as usual. The Integration Team will be working closely with every area of the business to understand what, if any, changes may be required in solution strategy.

CUSTOMERS

16.	What is the primary benefit to both companies’ customers of the proposed combination?

•
We expect customers will benefit from a larger company with strong financial stability and dedicated exclusively to developing practical solutions for manufacturers that provide the value they require to compete.

•
The primary benefit to customers is the combined company’s unparalleled industry knowledge and experience in delivering software and services solutions to manufacturers. These solutions enable manufacturers to improve efficiencies and respond better and faster to customer demand for quality products and services.

•	This transaction protects our customers’ investments in their current systems, as these products will be backed by a larger, stronger combined company.

17.	What will be the customer support strategy going forward?

•	There is no change. Current customer support agreements remain in effect and both companies are committed to ensuring there is no disruption in customer service.

SALES

18.	Do Frontstep and MAPICS compete with each other?

•
Yes, at times. The two companies offer similar solutions, but built on different technology and operating system platforms. They have therefore primarily served different segments of the manufacturing market.

19.	Will MAPICS and Frontstep market individually as far as PR, websites, brochures, etc until the acquisition is complete?

•
Again, business as usual. In the short term, there will be no change in marketing activities for either company. The Integration Team will be working on the combined marketing strategy and the details of deploying that strategy (i.e. collateral, Web sites, media, analysts, etc.).

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MAPICS & Frontstep Communication — Employee FAQ

20.	How will this event affect Frontstep’s Business Partners and MAPICS Affiliates?

•
Again, business as usual. During the transition period, our partner programs remain in place. The Integration Team will be working on the combined partner and channel strategy. The partners will benefit from a larger organization able to look after their interests and better support them. The details of partner regions and territories along with other program characteristics will be decided post acquisition.

HUMAN RESOURCES

21.	When the companies combine, will there be job eliminations?

•
Yes. Operational efficiencies are a key objective of this combination. And as result, one major benefit of combining the two companies would likely be significant cost savings through eliminating redundancies. However, many details are yet to be worked through. Everyone will need to remain flexible and focused on the business at hand.

22.	If there are job eliminations, will there be advance notice and severance?

•	Yes, to the extent possible, advance notice will be provided. Details of the severance package have not been determined.

23.	How can I help?

•
You can help by continuing to do your job to the best of your ability. If you are caring for customers, keep caring. Whether you are selling, developing, or administrating, your performance matters to our success.

•	The success of the combined company depends on every employee’s efforts being directed toward achieving the objectives of each company.

•	If you are asked to work with the Integration Team, please provide your best efforts.

24.	How can I learn more?

•	Details can be found in the press release and other public filings made by the companies.

•	Please contact your manager with any questions you have. Frontstep employees may also use the “Ask Frontstep” function on the intranet.

25.	Will there be relocations for Frontstep and/or MAPICS employees?

•	We don’t know yet. The Integration Team will determine this.

26.	How might this event affect me? (Career, current job, opportunities)

•	The event may introduce a brief period of uncertainty, but hopefully the combined company will provide greater opportunities for career development.

27.	How does this event affect my ability to exercise my stock options?

•	We do not know yet. You will be informed as soon as this is resolved.

28.	How does this affect my ability to buy shares of stock between now and announcement of acquisition completion?

•	Normal SEC regulations apply.

29.	Will my manager change?

•	We don’t know. The Integration Team will determine the organizational structure.

30.	Will my benefits change?

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MAPICS & Frontstep Communication — Employee FAQ

There are many Human Resources-related questions that will not be answered until we are closer to the closing. Please understand that the Integration Team is working diligently to address all the following issues. As soon as answers are available and can be communicated, you will be notified. Where some information or direction is known, comments have been noted.

•	Payroll periods (15th/30th): currently both companies pay on the same periods

•	Vacation/sick/ float time: currently both companies provide 10 days total for company holidays.

•
Email: currently each company has their own email system (MAPICS uses Lotus Notes and Frontstep uses Microsoft Outlook). The combined company will eventually have a single email system for all employees.

•	Benefit administration: currently both companies are self-insured and using a benefits administrator. The combined company will move to a single administrator at the appropriate enrollment period.

•	Prescription program

•	Vision plan

•	Dental plan

•	Medical coverage

•	Maternity leaves

•	Employee assistance

•	Payroll deduction

•
Policies (sexual harassment, dress code, etc.): Both companies comply with government standards and regulations and so a majority of the policies are similar. The HR Integration Team will review current employee handbooks and develop a new handbook for the combined company. For example, dress code at both companies is business casual and no change for the combined company is anticipated.

•	Individual compensation plans, bonus programs, salary administration, etc. will be evaluated by the HR Integration Team for the combined company.

•	401(k): currently both companies offer 401(k) programs (MAPICS offers Vanguard and Frontstep offers Merrill Lynch) and program alignment with a single provider for the combined company is likely.

•	Stock options

•	Life insurance

•	Long term disability

•	Supplemental life insurance

•	Tuition reimbursement

•	Localized programs (gym, additional discounts, etc. . . .)

31.	Who do I contact with questions?

•	You should go to your manager with any questions you have. Frontstep employees may use the “Ask Frontstep” feature on the intranet. MAPICS employees may send an email to Questions@mapics.com.

•	The Integration Team intends to establish an employee communications channel to submit questions. More details will follow.

Confidential: Do not Distribute	Page 7 of 7

Appendix C

N.A. Affiliate e-mail

I wanted to make sure you are aware of the attached press release with the exciting news that MAPICS has reached an agreement to acquire Frontstep Inc., formerly Symix. This will make us the largest provider of ERP, SCM and CRM applications focused exclusively on the needs of manufacturers. We believe that this move, which is part of our long-term strategy to grow both organically and through acquisition, gives us a much stronger market position, a significantly larger customer base and strong new solution offerings. It also will provide us with greatly enhanced sales opportunities with new and existing customers. With financial viability a key evaluation criteria of IT buyers, this move cements MAPICS position as the premier provider of enterprise solutions exclusively for manufacturers of all sizes around the world.

As I’m sure you understand, we have much work to do over the next several months to integrate the two companies. If you have any questions or concerns, please contact John Carter or myself.

Attachment: Press Release

Appendix D

Transcript of Message of Richard C. Cook, President and CEO of MAPICS, Inc.

Good morning. I have some exciting news that I wanted to personally share with you today. Yesterday, we announced that MAPICS entered into a definitive agreement to acquire the customers, assets and resources of Frontstep, Inc. As many of you know, Frontstep is a provider of enterprise solutions for manufacturers with a large, global customer base and strong product offering, especially their new SyteLine 7 solution for the Microsoft .NET platform.

This acquisition will make MAPICS the largest provider of ERP, SCM and CRM applications focused exclusively on the needs of manufacturers. The new MAPICS will have solutions implemented in more than 10,000 customer sites around the world. We will have a very strong and comprehensive set of manufacturing solutions available on major technology platforms like IBM, Microsoft and Oracle. In a market where size and financial stability matter greatly, this move will do much to ensure our future success.

With the expanded MAPICS executive team that many of you have already met at user conferences and customer meetings, our goal is to grow MAPICS both internally and through sensible acquisitions. The accent here is on sensible. We want to make sure that any organization we acquire makes sense from a business and financial perspective but also from a value perspective. This is why the Frontstep acquisition is so exciting.

Frontstep shares our focus on manufacturing. Their customers are exclusively discrete manufacturers. The manufacturing industry segments they focus on are the same as we address. Both companies share a commitment to excellent customer support. And both believe it’s all about delivering value to manufacturers like you that help you become world-class performers in your market.

We expect the acquisition to be completed within the next 90 days. We have much to do during that time and beyond as we begin the integration planning process. We may not have all the answers today as to what the new MAPICS will look like. But I can tell you this: it will be a strong organization, managed by a team built from the best resources of the MAPICS and Frontstep organizations, and focused exclusively on providing world-class solutions to manufacturers.

Thank you for your continued support.

Appendix E

Hello, I am Steve Sasser, President and CEO of Frontstep.

Frontstep and MAPICS have announced a definitive agreement whereby MAPICS will acquire Frontstep. This announcement is exciting for the customers, prospects, shareholders, employees and partners of both our organizations.

For more than 20 years, Frontstep has focused on three fundamentals: a dedication to the manufacturing market; a foundation based on ERP; and a commitment to help our customers improve their business.

These fundamentals were recently reinforced at Frontstep Forum. More than one thousand manufacturing customers from around the world came together to work with Frontstep, extend their ERP solutions, and learn more about SyteLine 7.

Like Frontstep, MAPICS has been focused on these same fundamentals for nearly 25 years.

As you know, the business environment has been very difficult, and the marketplace in which we operate continues to change. The consolidation of the maturing software industry creates a situation in which, increasingly, larger companies with greater resources will dominate. When brought together, MAPICS and Frontstep will be stronger than either company alone. By virtue of sheer size and dedicated focus to this market, we will create a better opportunity for our manufacturing customers.

Both companies bring value. MAPICS provides financial strength and stability, as well as a long history of creating solutions on the IBM platform. Frontstep brings a strong product vision and strategy, along with a comprehensive enterprise solution based on the Microsoft .NET platform. Comments received from existing customers, prospective customers and industry observers validate that we are on the right track with this product strategy. In fact, at Frontstep Forum, more than a hundred of our current customers told us they’re ready to take the next step and move forward with SyteLine 7.

Together, Frontstep and MAPICS will be better positioned to provide our combined customer base of more than 10,000 manufacturing sites with the service and support they need. Together, the companies will have greater knowledge and expertise to help manufacturers create real business value. And together, the companies will have the financial strength to continue investing in and delivering extended enterprise solutions for manufacturers.

Now, to share with you some background about MAPICS and his excitement about the opportunity, here is Dick Cook, President and CEO of MAPICS.

Thank you, Steve. And let me be the first within MAPICS to say “Wow!” What an opportunity this is. Like Steve, I am very excited about bringing Frontstep and MAPICS together as the leading solution provider focused exclusively on solving problems for manufacturers around the world. Many of you may already know something about MAPICS. But I’d like to share with you a few of our most recent news items.

First, we are extremely well-positioned financially. Despite the difficult economic times we’ve all faced, we’ve generated six consecutive quarters of operating profit. MAPICS generated $31M in cash from operations last year. We were also able to pay down nearly $20M of our debt and ended the year debt-free, with almost $24M in cash.

We have entered into strong partnership arrangements with IBM and with Microsoft to make sure we have access to the latest technology for our customers. We launched a number of new or upgraded solutions across our entire suite of offerings during the last year – all designed to solve business problems for manufacturers. And we refocused our organization around delivery of solutions to help customers become world-class manufacturers, those who achieve best-in-class performance even in tough economic times.

We view the SyteLine suite as a powerful addition to the MAPICS solution line-up. We intend to aggressively pursue the continued advancement of SyteLine solutions within the new MAPICS. Let me say that again: we intend to aggressively develop SyteLine solutions going forward.

Most importantly, MAPICS has an unshakable commitment to providing world-class customer support. It’s evident in the programs we’ve created, the attitude and actions of our employees and in the reputation we’ve earned throughout the industry. Analysts have ranked us best in the industry for it. And I’m personally committed to maintaining that level of support. The resources of the combined organization will provide the market strength to ensure that support continues on behalf of ALL MAPICS and Frontstep customers.

The acquisition is not complete, but it does have the full support of both companies and their boards. We expect to have shareholder and regulatory approvals within the next 90 days.

We have much to do during that time as we begin the integration planning process. We may not have all the answers today as to what the new MAPICS will look like. But I can tell you this: it will be a strong organization, managed by a team built from the best resources of the MAPICS and Frontstep organizations, and focused exclusively on providing world-class solutions to manufacturers.

So, in closing, we’re excited about having you as a customer, and look forward to helping you with your success.